Standex

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News Release

STANDEX INTERNATIONAL CORPORATION ● SALEM, NH 03079 ● TEL (603) 893-9701 ● FAX (603) 893-7324 ● WEB www.standex.com

Contact:
Thomas DeByle, CFO
(603) 893-9701
email: InvestorRelations@Standex.com

FOR IMMEDIATE RELEASE

STANDEX REPORTS FOURTH-QUARTER AND YEAR-END FISCAL 2008 FINANCIAL RESULTS

COMPANY DELIVERS 5% REVENUE GROWTH AND 39% OPERATING INCOME GROWTH IN FOURTH QUARTER

OPERATING INCOME GROWS 29% ON 12% INCREASE IN REVENUE FOR FULL YEAR FISCAL 2008

SALEM, NH – August 27, 2008 . . . . Standex International Corporation **(NYSE:SXI)** today reported financial results for the fourth quarter and full year ended June 30, 2008.

- Net sales for the fourth quarter of fiscal 2008 increased 5.2% to $180.8 million from $171.8 million in the fourth quarter of fiscal 2007. For fiscal 2008, revenues increased 12.3% to $697.5 million from $621.2 million for fiscal 2007.

- Income from operations for the fourth quarter of fiscal 2008 grew by 39.4% to $10.0 million compared with $7.2 million in the fourth quarter last year. For fiscal 2008, income from operations increased 29.3% to $38.9 million from $30.1 million in fiscal 2007.

- Net income from continuing operations for the fourth quarter of fiscal 2008 was $5.8 million, or $0.47 per diluted share, compared with net income from continuing operations of $3.3 million, or $0.26 per diluted share, in the year-ago quarter. Income from continuing operations for fiscal 2008 was $19.3 million, or $1.55 per diluted share, compared with $15.9 million, or $1.28 per diluted share for fiscal 2007.

- Net income for the fourth quarter of fiscal 2008 was $5.4 million, or $0.44 per diluted share, compared with net income of $3.0 million, or $0.24 per diluted share, in the fourth quarter of fiscal 2007. For fiscal 2008, net income decreased to $18.5 million, or $1.49 per diluted share, from $21.2 million, or $1.71 per diluted share, for fiscal 2007. Net income for fiscal 2007 benefitted from the sale of two of the Company's discontinued Consumer Group businesses by approximately $0.43 per diluted share, while net income in fiscal 2008 was affected by a loss of approximately $0.06 per share from discontinued operations.

- EBITDA (earnings before interest, income taxes, plus depreciation and amortization) increased 32.5% to $15.6 million in the fourth quarter of fiscal 2008 from $11.8 million in the fourth quarter a year ago. For the full year, EBITDA increased 20.5% to $56.4 million from $46.8 million in fiscal 2007.

- Net working capital (defined as accounts receivable plus inventories less accounts payable) was $124.5 million at the end of the fourth quarter compared with $131.4 million in the prior year. Working capital turns increased to 5.8 turns from 5.2 turns for the fourth fiscal quarter of 2007.

- Net debt (defined as short-term debt plus long-term debt less cash) decreased by $21.6 million to $106.0 million at June 30, 2008 from $127.6 million at March 31, 2008. The Company's balance sheet leverage ratio of net debt to total capital improved to 32.2% at June 30, 2008, compared with 36.0% at March 31, 2008.

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Comments on Fiscal 2008
"Standex delivered solid results in fiscal 2008, led by our Food Service Equipment, Engraving and Spincraft business units," said President and Chief Executive Officer Roger Fix. "We achieved this strong financial performance during the year even though we faced significant headwinds from the severe downturn in housing starts and the slowdown in the off-road heavy construction equipment market. By focusing on market share gains to grow our top-line, execution of cost reductions and productivity improvements throughout the organization and the implementation of price increases, we were able to generate solid year over year improvement in operating income for both the fourth quarter and fiscal 2008. For the full year, we generated a 29% improvement in operating income on 12% revenue growth. Moreover, free cash flow performance for the year was very strong, as we generated more than $52 million and converted EBIT to free cash flow at a rate of 133%."

Comments on the Fourth Quarter and Segment Discussions
"Standex's 39% growth in operating income in the final quarter of the year was driven by at least double-digit increases by three of our five operating groups," said Fix. "Our Engraving Group reported a 216% increase in operating income with strong bottom-line performances by the Food Service Equipment and Engineered Products Groups. The ADP and Hydraulics Groups continue to be affected by poor market conditions."

The **Food Service Equipment Group** posted fourth-quarter, year-over-year sales growth of 8.1% and 16.1% operating income growth. During fiscal 2008, Food Service recorded an organic revenue growth rate of 9.5% and an increase in operating income of 72.5%.

"Our Food Service Equipment Group concluded the year with another quarter of solid top-line growth in the face of a slowing market," Fix said. "Fourth-quarter revenues were especially strong at our Cooking Solutions Group as we capitalized on established relationships with the YUM! Brands restaurants and dealer buying groups. Additionally, we continued to make progress in diversifying our revenues geographically through expansion in Canada as our Refrigerated Solutions Group increased sales at the largest Canadian quick-serve chain and saw good growth through the representative and dealer sales channels in that country. The walk-in cooler business did experience some softness in the quarter, as several restaurant chains slowed the rate of new store openings. Procon delivered double-digit revenue growth, driven by demand from both the beverage and industrial sides of their business."

"Fourth-quarter operating income growth was 16.1 percent. We did not fully leverage the reported top-line sales growth during the quarter for three reasons" said Fix. "First, material cost inflation negatively affected our operating margins. It is important to note that we were able to substantially offset higher material costs with the realization of an overall 3.6% increase in pricing in the group. In addition, we experienced an unfavorable change in customer mix in the refrigerated solutions portion of the business and we recorded unusually high recruiting costs in the quarter."

The **Engraving Group** generated sales growth of 18.1% year-over-year in the fourth quarter with strong operating leverage contributing to a 215.8% year-over-year increase in operating income.

"Sales at our Engraving Group were driven by solid demand from our global OEMs as a number of new and retooled automotive platform projects were launched during the quarter, as well as, favorable foreign exchange," said Fix. "We also continued to see steady top-line growth from our recently created Mold Tech texturizing operations in Turkey, Eastern Europe and China. The lean manufacturing initiatives we implemented in the past year, cost reductions and higher sales volume enabled us to generate a threefold increase in operating income in the quarter."

Engineered Products Group revenue for the fourth quarter increased by 25.8% year-over-year and operating income improved by 29.0% year-over-year. "Spincraft is continuing to benefit from healthy demand in all of its end-markets—energy, aerospace and aviation—and as a result, is producing good sales volume and profit growth," said Fix. "Two issues negatively affected operating income performance in the group during the quarter. First, Spincraft negotiated and received a $1.1 million payment related to the cancelation of the Shuttle program that did not result in any profit. Further, as expected, margins were affected by the ramp up of several new programs as well as shop floor inefficiencies associated with the startup of recently installed capital equipment. We have now completed the startup of the new equipment and improved the manufacturing processes, and the majority of these issues are behind us."

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"Our electronics business reported good growth from aviation and aerospace and industrial applications, but was offset by softness in other end user markets that are being affected by the downturns in the automotive and housing sectors," added Fix. "During the fourth quarter, we initiated a significant material substitution that will be completed during the first quarter of this fiscal year and we completed the transfer of approximately 50 positions from our manufacturing operations in Canada to Mexico and China. We expect these actions to deliver margin improvements beginning in the first quarter of fiscal 2009 and ramping up throughout the year.[1] We will continue to focus on improving margin performance in this business."

Hydraulics Products Group revenues for the quarter decreased 5.0% year-over-year due to continued depressed market conditions and operating income increased by 1.3% year-over-year.

"The Hydraulics Group maintained profitability in the fourth quarter even against a challenging off-road heavy construction vehicle market backdrop," said Fix. "Although the U.S. market will likely remain challenging in the near term, we are encouraged by the long-term potential for this business both domestically and abroad.[1] We recently committed to creating a manufacturing capability in Tianjin, China, to produce telescopic hoists for sale in China and for export to other Asia-Pacific markets and Europe. Production at this facility is expected to commence in the second half of fiscal 2009.[1] We believe this effort will begin to contribute significantly to our revenues and profitability in fiscal 2010 and beyond.[1]"

Air Distribution Products Group ("ADP") sales for the quarter declined by 30.1% as a result of the continued severe downturn in the new residential construction market. ADP reported a loss for the quarter due to lower sales volume and significantly higher metal costs.

"In an increasingly challenging environment, we remain focused on implementing cost reductions and gaining market share" said Fix. "During the quarter we implemented a second round of price increases consistent with the market. Since the beginning of the calendar year we have achieved approximately 32% in price increases, which is consistent with the market increase in the price of steel during that timeframe. In addition, after the start of the fiscal year, we closed our Bartonville, Illinois facility to reduce the cost structure of the ADP manufacturing base and improve factory utilization. We completed the transfer of the sales and production activities of this facility to ADP locations in Minnesota and Georgia and there were no disruptions to customers. We expect to realize annual cost savings of about $2.2 million from this action.[1]"

Standex anticipates recording a $4.3 million pre-tax expense related to the closure of the facility, which will be primarily incurred in the first quarter of fiscal 2009.[1] This expense includes employee severance and other employee benefit termination costs, expenses associated with the relocation of the plant's production capacity to other Company facilities, and the anticipated loss on the sale of the Bartonville real estate.

Business Outlook
"As we head into fiscal 2009 in an uncertain economy, we are taking every opportunity to gain share in each of our operating segments," said Fix. "At the same time, we will focus on improving margins by reducing costs through lean manufacturing, low-cost sourcing and manufacturing, plant consolidations and investments in automation."

"We are encouraged by our many opportunities to leverage sales synergies and broaden our strong base of blue chip customers across our Food Service businesses and look forward to another year of solid performance from the Food Service Equipment Group,[1]" added Fix. "While the global automotive sector remains volatile, we expect our global presence, technological leadership position and industry-leading responsiveness will continue to differentiate the Engraving Group as we diversify the business and leverage growth opportunities in emerging markets.[1] Our robust sales pipeline across the aviation, aerospace and energy end markets also gives us reason for optimism for our Spincraft business. Our Electronics business completed major transfers of production to low-cost manufacturing facilities in Mexico and China late in fiscal 2008 and is implementing material cost reductions. Both of these initiatives should result in operating margin improvements.[1] Although we believe that we have hit the bottom of the market for our Hydraulics business, the timing of a rebound is still uncertain.[1] At ADP, we do not expect to see an improvement in housing starts this year, although we are making every effort to achieve profitability in this difficult market.[1]"

Conference Call Details
Standex will host a conference call for investors today, Wednesday, August 27, at 10:00 a.m. ET. On the call, Roger Fix, president and CEO, and Thomas DeByle, CFO, will review the company's financial results, and business and operating highlights. Investors interested in listening to the webcast should log on to the

"Investor Relations" section of Standex's website, located at www.standex.com. The Company's slide show accompanying the web cast audio also can be accessed via its website. To listen to the playback, please dial (888) 286-8010 in the U.S. or (617) 801-6888 internationally; the passcode is 86325325. The replay also can be accessed in the "Investor Relations" section of the company's website, located at www.standex.com.

Use of Non-GAAP Financial Measures

This press release includes a reference to EBITDA (earnings before interest, income taxes plus depreciation and amortization) and free cash flow (EBITDA plus or minus change in working capital less capital expenditures), which are not measures of financial performance under generally accepted accounting principles (GAAP). The company considers free cash flow to be an important indicator of its ability to generate cash for acquisitions and other strategic investments. Standex has included a reference to EBITDA because it can be used to analyze profitability between companies and industries by eliminating the effects of financing (i.e., interest) and capital investments (i.e., depreciation and amortization). Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported operating results or cash flow from operations or any other measure of performance as determined in accordance with GAAP.

A reconciliation of GAAP net income to non-GAAP EBITDA and Free Cash Flow for the three months and year ended June 30, 2008 is provided in the financial tables that accompany this release.

About Standex

Standex International Corporation is a multi-industry manufacturer in five broad business segments: Food Service Equipment Group, Air Distribution Products Group, Engineered Products Group, Engraving Group and Hydraulics Products Group with operations in the United States, Europe, Canada, Australia, Singapore, Mexico, Brazil and China. For additional information, visit the company's website at www.standex.com.

[1] *Safe Harbor Language*

Statements in this news release include, or may be based upon, management's current expectations, estimates and/or projections about Standex's markets and industries. These statements are forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may materially differ from those indicated by such forward-looking statements as a result of certain risks, uncertainties and assumptions that are difficult to predict. Among the factors that could cause actual results to differ are uncertainty in conditions in the general domestic and international economy including more specifically increases in raw material costs, the ability to substitute less expensive alternative raw materials, the heavy construction vehicle market, the new residential construction market, reduced capital spending by customers, the impact of diversification efforts in our Engraving Group, successful expansion of manufacturing capabilities and diversification efforts in emerging markets, effective completion of plant consolidations and the other factors discussed in the Annual Report of Standex on Form 10-K for the fiscal year ending June 30, 2007, which is on file with the Securities and Exchange Commission, and any subsequent periodic reports filed by the company with the Securities and Exchange Commission. In addition, any forward-looking statements represent management's estimates only as of the day made and should not be relied upon as representing management's estimates as of any subsequent date. While the company may elect to update forward-looking statements at some point in the future, the company and management specifically disclaim any obligation to do so, even if management's estimates change.

STANDEX INTERNATIONAL CORPORATION

Reconciliation of GAAP Net Income to Non-GAAP EBITDA and Free Cash Flow

(in thousands)	Three Months Ended June 30		Year Ended June 30	
	2008	2007	2008	2007
Net Income	$ 5,431	$ 3,021	$ 18,510	$ 21,242
Discontinued Operations	386	290	774	(5,317)
Taxes	3,385	1,613	10,459	6,611
Interest Expense	1,839	2,866	9,510	9,025
Depreciation & Amortization	4,589	4,003	17,113	15,198
EBITDA	15,630	11,793	56,366	46,759
Change in WC			6,940	(3,153)
CAPEX			(10,975)	(10,341)
Free Cash Flow			52,331	33,265
Operating Income			38,929	30,097
Other Income/(Expense)-Non Operating			324	1,464
EBIT			39,313	31,561
Operating Income to FCF			133.1%	105.4%

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STANDEX INTERNATIONAL CORPORATION
Segment Reporting Data

Net Revenues: (in thousands)	Three Months Ended June 30, Net Sales		Year Ended June 30, Net Sales	
	2008	2007	2008	2007
Food Service Equipment	$ 98,771	$ 91,379	$ 381,254	$ 299,009
Air Distribution Products	18,352	26,256	88,334	110,081
Engraving Group	23,855	20,207	92,167	84,223
Engineered Products	30,856	24,533	100,732	90,728
Hydraulics Products	8,940	9,415	35,054	37,170
Corporate and Other	--	--	--	--
Total	$ 180,774	$ 171,790	$ 697,541	$ 621,211

Income from Operations: (in thousands)	Three Months Ended June 30, Income From Operations		Year Ended June 30, Income From Operations	
	2008	2007	2008	2007
Food Service Equipment	$ 7,463	$ 6,428	$ 31,460	$ 18,242
Air Distribution Products	(257)	(929)	(340)	2,610
Engraving Group	3,000	950	9,611	7,595
Engineered Products	4,302	3,336	13,164	10,776
Hydraulics Products	1,363	1,346	4,712	5,206
Subtotal	15,871	11,131	58,607	44,429
Restructuring charge	(376)	49	(590)	(286)
Other expenses, net	--	(40)	--	1,023
Corporate	(5,464)	(3,942)	(19,088)	(15,069)
Total Income from Operations	$ 10,031	$ 7,198	$ 38,929	$ 30,097

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STANDEX INTERNATIONAL CORPORATION
Consolidated Condensed Statement of Income
June 30, 2008

	Three Months Ended June 30		Year Ended June 30	
(In thousands, except per share data)	2008	2007	2008	2007
Net Sales	$ 180,774	$171,790	$ 697,541	$ 621,211
Cost of Sales	127,589	123,952	495,694	448,407
Gross Profit	53,185	47,838	201,847	172,804
Operating Expenses:				
Selling, general and administrative expenses	42,777	40,690	162,328	142,421
Restructuring Charges	376	(49)	590	286
Income from operations	10,032	7,197	38,929	30,097
Interest Expense	1,839	2,866	9,510	9,025
Other non-operating expense/(income)	(1,009)	(593)	(324)	(1,464)
	9,202	4,924	29,743	22,536
Provision for Taxes	3,385	1,613	10,459	6,611
Net Income from Continuing Operations	5,817	3,311	19,284	15,925
Income/(Loss) from discontinued operations, net of taxes	(386)	(290)	(774)	5,317
Net Income	$ 5,431	$ 3,021	$ 18,510	$ 21,242
Basic earnings per share				
Continuing Operations	$ 0.47	$ 0.27	$ 1.57	$ 1.30
Discontinued Operations	(0.03)	(0.02)	(0.06)	0.44
Total	$ 0.44	$ 0.25	$ 1.51	$ 1.74
Diluted earnings per share:				
Continuing Operations	$ 0.47	$ 0.26	$ 1.55	$ 1.28
Discontinued Operations	(0.03)	(0.02)	(0.06)	0.43
Total	$ 0.44	$ 0.24	$ 1.49	$ 1.71
Average Shares Outstanding				
Weighted average shares, basic	12,319	12,249	12,291	12,232
Weighted average shares, diluted	12,413	12,423	12,395	12,404

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Summary Cash Flow Data

	Year Ended	
	June 30 2008	June 30 2007
Cash flows provided by operating activities	$ 44,706	$ 25,495
Cash flows provided by investing activities	2,386	(73,992)
Cash flows used in financing activities	(44,149)	39,066
Effects of exchange rate changes on cash	1,657	898
Net change in cash and cash equivalents	4,600	(8,533)
Beginning cash and cash equivalents	24,057	32,590
Ending cash and cash equivalents	$ 28,657	$ 24,057

Supplementary Financial Data

	Year Ended	
	June 30 2008	June 30 2007
Net working capital	$124,500	$131,440
Working capital turns	5.8	5.2
Inventory Turns	5.5	5.4
A/R days sales outstanding	52	54
A/P days payable outstanding	40	39
Capital Expenditures	$ 10,975	$ 10,341
Depreciation	13,168	11,766
Amortization of intangibles	3,945	3,432
Net debt	106,008	144,263

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STANDEX INTERNATIONAL
Consolidated Condensed Balance Sheet

	June 30, 2008	June 30, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$28,657	$24,057
Accounts receivable, net	103,055	106,116
Inventories	87,619	91,301
Income Tax Receivable	983	--
Prepaid expenses and other current assets	3,337	3,762
Deferred tax asset	13,032	11,093
Total current assets	236,683	236,329
Property, plant, equipment	116,565	122,315
Intangible assets	27,473	31,228
Goodwill	120,650	118,911
Prepaid pension cost	1,972	8,256
Other non-current assets	19,691	22,861
Non-current assets – discontinued operations	--	--
Total non-current assets	286,351	303,571
Total assets	$523,034	$539,900
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$28,579	$4,162
Accounts payable	66,174	65,977
Accrued payroll and employee benefits	25,073	21,750
Accrued workers' compensation	7,213	7,430
Income taxes payable	--	454
Other	18,000	19,736
Current liabilities – discontinued operations	2,701	821
Total current liabilities	147,740	120,330
Long-term debt - less current portion	106,086	164,158
Accrued pension and other non-current liabilities	46,050	50,981
Total non-current liabilities	152,136	215,139
Commitments and Contingencies		
Stockholders' equity:		
Common stock	41,976	41,976
Additional paid-in capital	27,158	25,268
Retained earnings	433,435	426,171
Accumulated other comprehensive income	(17,531)	(26,533)
Treasury shares	(261,880)	(262,451)
Total stockholders' equity	223,158	204,431
Total liabilities and stockholders' equity	$523,034	$539,900

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